Contact

www.linkedin.com/in/justin-
ritter-76b028154 (LinkedIn)

Top Skills

Outside General Counsel
Start-ups
Real Estate

Justin Ritter

counsel & conduit for creators
Charlottesville

Summary

Committed to serving problem solvers, innovators and the investors
that support them.

Experience

Ritter Law PLLC
owner
February 2020 - Present (2 years 3 months)
600 E. Water Street, Suite F, Charlottesville, VA 22902

Charlottesville Business Innovation Council (CBIC)
Vice Chair
July 2021 - Present (10 months)

McCallum & Kudravetz, P.C.
Attorney
September 2014 - February 2020 (5 years 6 months)

Spinella Owings & Shaia
attorney
May 2012 - August 2014 (2 years 4 months)

Education

Penn State University
Doctor of Law - JD, Law · (2008 - 2011)

Salisbury University
Bachelor's degree, Political Science and Government · (2005 - 2008)